THERMO FISHER SCIENTIFIC INC.
168 Third Avenue
Waltham, Massachusetts 02451

May 6, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Notice of Disclosure

Ladies and Gentlemen:

This filing is to provide notice to the U.S. Securities and Exchange Commission (the “SEC”) that the Thermo Fisher Scientific Inc. Quarterly Report on Form 10-Q for the quarter ended April 2, 2022, which was filed with the SEC on May 6, 2022, contains information required to be disclosed by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended.

Respectfully submitted,

THERMO FISHER SCIENTIFIC INC.

By:	/s/ Michael A. Boxer
Name:	Michael A. Boxer
Title:	Senior Vice President, General Counsel and Secretary